UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On August 2, 2017, Akari Therapeutics, Plc (the “Company”) and Robert Shaw, the Company’s General Counsel and Company Secretary, entered into Amendment No. 2 to Mr. Shaw’s Executive Employment Agreement dated March 23, 2016 (the “Amendment”) to provide, among other things, that (i) Mr. Shaw serve as the Chief Compliance Officer (“CCO”) and head of the governance, intellectual property (“IP”) and information technology (“IT”) functions of the Company, in addition to his duties as Chief Legal Officer (“CLO”) and Company Secretary, (ii) Mr. Shaw report to the Executive Chairman as Company Secretary, CCO, and head of the governance function and to the Chief Executive Officer as CLO and head of the IP and IT functions, (iii) Mr. Shaw’s base salary be increased to $318,000 and his target amount of annual performance bonus be increased to 40% of Mr. Shaw’s base salary. The Amendment provides that in the event of termination of Mr. Shaw’s employment without cause, by Mr. Shaw for good reason or upon non-renewal of the term, in addition to any accrued but unpaid base salary and expense reimbursement, he shall be entitled to receive an amount equal to (i) 12 months of base salary in effect before the employment terminates, plus (ii) the greater of the actual or target annual performance bonus to which Mr. Shaw may have been entitled to for the year in which the employment terminates. In each such instance of termination, Mr. Shaw shall also be entitled to an amount equal to the Company’s share of the medical insurance premium that the Company pays for Mr. Shaw under its health care plan for 12 months following the date of termination.

The foregoing summary of the Amendment is subject to, and qualified in its entirety by, the Amendment attached hereto as Exhibit 10.1, which is incorporated herein by reference.

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.
10.1	Amendment No. 2 dated August 2, 2017, to the Employment Agreement dated March 23, 2016 by and between Akari Therapeutics, Plc and Robert Shaw.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: August 8, 2017